Exhibit 99.2

AMERICAS GOLD AND SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021
DATED NOVEMBER 15, 2021

Americas Gold and Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	3
Recent Developments and Operational Discussion	4
Results of Operations	11
Summary of Quarterly Results	13
Liquidity	13
Capital Resources	15
Off-Balance Sheet Arrangements	16
Transactions with Related Parties	16
Risk Factors	16
Accounting Standards and Pronouncements	20
Financial Instruments	21
Capital Structure	21
Controls and Procedures	21
Technical Information	21
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	22

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management’s Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied.

Specific forward-looking statements in this MD&A include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing for achieving ramp-up to full operations at Relief Canyon; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the expected timing and/or results of the conclusions of the data compilation and analysis being conducted in respect of the Relief Canyon operations; the Company’s ability to improve the operational and financial performance of its assets; the length of the temporary suspension in mining operations at Relief Canyon to address the capital requirements for the reopening of its Cosalá Operations and expected timing for the restart of the Relief Canyon operations after such suspension; the success of exploration and development activities; statements regarding the Galena Recapitalization Plan, including with respect to underground development improvements, equipment procurement, the exploration drilling program and expected results thereof, and resumed mining of the Silver Vein extension; material uncertainties that may impact the Company’s liquidity in the short term; the effects of COVID-19; the Company’s review of pension valuation; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; Americas Gold and Silver's ability to operate the Relief Canyon mine; the resumption of mining and processing operations at the Company's Cosalá Operations following the resolution of the illegal blockade and going forward without interruption, including expected production levels; the expected capital costs required in connection with the resumption of mining and processing operations at the Company's Cosalá Operations; the expectations regarding the level of support from the Mexican government with respect to the long-term stability of Company's Cosalá Operations, and its ability to maintain such support in the near- and long-term; the ability of the Company to target higher-grade silver ores at the Cosalá Operations, including in the Upper Zone; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Americas Gold and Silver; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for the Galena Complex; the liquidity of the common shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, which may affect the Company's results of operations and financial condition including the market reaction to the COVID-19 pandemic; actual and potential risks and uncertainties relating to the ultimate geographic spread of COVID-19, the severity of the disease and the duration of the COVID-19 pandemic and issues relating to its resurgence and/or the emergence of new strains of COVID-19, including potential material adverse effects on the Company’s business, operations and financial performance; actions that have been and may be taken by governmental authorities to contain COVID-19 or to treat its impact on the Company’s business; the actual and potential negative impacts of COVID-19 on the global economy and financial markets; the Company is dependent on the success of the Cosalá Operations, the Galena Complex and the Relief Canyon mine, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it.

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this MD&A represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver constitutes management’s review of the Company’s financial and operating performance for the three and nine months ended September 30, 2021, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated November 15, 2021 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the nine months ended September 30, 2021 and 2020. The unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021 and 2020 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

In this report, the management of the Company presents operating highlights for the three months ended September 30, 2021 (“Q3-2021”) compared to the three months ended September 30, 2020 (“Q3-2020”) and for the nine months ended September 30, 2021 (“YTD-2021”) compared to the nine months ended September 30, 2020 (“YTD-2020”) as well as comments on plans for the future. Throughout this MD&A, references to gold equivalent ounces produced are based on gold and silver production at average gold spot prices and average silver realized prices during each respective period, and references to silver equivalent ounces produced are based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period, except as otherwise noted.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See page 1 of this MD&A for more information on forward-looking statements.

Overview

The Company is a precious metals producer with two operations in the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA, and is advancing the Relief Canyon mine (“Relief Canyon”) to full production in Nevada, USA.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40%-owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex with an initial contribution of $15 million to fund capital improvements and operations. The goal of the joint venture agreement was to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine (the “Recapitalization Plan”). The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed, expected to be in late 2022.

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations in Sinaloa, Mexico, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit and the El Cajón silver-copper deposit. These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

In Nevada, USA, the Company operates the 100%-owned, Relief Canyon mine located in Pershing County. The mine poured its first gold in February 2020 and declared commercial production in January 2021. The past-producing mine includes three historic open-pit mines, a newly constructed crusher, ore conveyor system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company has recently reopened of the Cosalá Operations following the signing with the Mexican Ministries of Economy, Interior and Labour on July 6, 2021. It is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex with the Recapitalization Plan, as well as resolving metallurgical challenges at Relief Canyon. Exploration will continue evaluating prospective areas accessible from existing infrastructure and the surface at the Galena Complex, and early-stage targets with an emphasis on the Cosalá District and the Relief Canyon area.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q3-2021 Highlights

●	Revenue of $10.9 million and net loss of $18.6 million for Q3-2021 or a loss of ($0.13) per share, with the loss mostly attributable to operating costs at Relief Canyon.
●
Galena’s Recapitalization Plan is proceeding well with the Company continuing to experience higher year-over-year silver production in Q3-2021 compared to Q3-2020; silver production increased by 35% year-over-year.

●
Phase 1 drilling of Galena’s Recapitalization Plan is complete resulting in increased proven and probable silver mineral reserve at the Galena Complex by 38% from 12.0 million silver ounces to 16.6 million silver ounces year-over-year on a 100% basis. Phase 2 drill program began in late August 2021 with the initial focus on expanding the recently discovered Silver Vein extension at depth from an eastern drill station on the 5500 Level as well as definition drilling on the 4900 Level.

●
The Cosalá Operations are operational with the San Rafael mine and Los Braceros mill expected to ramp-up to full production of approximately 1,800 tonnes per day next month. Concentrate shipments have resumed with a return to revenue and cash flow generation expected later in Q4-2021.

●
On August 13, 2021, the Company and the Board of Directors decided to temporarily suspend mining operations at Relief Canyon while it continues leaching operations and ongoing metallurgical test work in order to prioritize capital for the Cosalá Operations. The most recent run-of-mine leach pad continues to leach gold and has recovered over 60% of gold placed on that pad to-date.

●
On November 12, 2021, the Company amended its existing 2024 Convertible Debenture by increasing the outstanding principal balance by C$6.3 million for a total outstanding principal balance of C$17.9 million due April 2024, among other terms

●
Consolidated operating metrics from YTD-2021 were generally not comparable to YTD-2020 due to the illegal blockade at the Cosalá Operations, suspension of operating metrics during the Galena Recapitalization Plan implementation, and the temporary suspension of mining operations at Relief Canyon.

●	The Company had a cash balance of $2.5 million and working capital deficit of $9.9 million as at September 30, 2021.

COVID-19 Pandemic

The Company has been closely monitoring developments of COVID-19, declared a global pandemic by the World Health Organization on March 11, 2020. Preventive measures to ensure the safety of the Company’s workforce and local communities were implemented. There have been no significant outbreaks of COVID-19 that have impacted the Company’s ability to operate at any of the Company’s operations to date.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Galena Recapitalization Plan

In September 2019, the Company entered into a 60/40 joint venture with Sprott to recapitalize the Galena Complex. The joint venture and capital investment by Sprott allowed for redevelopment of the mine in order to best exploit Galena’s existing resources, improve operational performance, and prepare the Complex for future profitability. The Company and Sprott believe there are substantially more silver resources to be discovered at better grades along extensions of existing veins and at depth; a portion of the invested capital was earmarked to explore significant historical veins at depth below current working levels.

The Recapitalization Plan at the Galena Complex is continuing to proceed with the Company increasing year-over-year production during Q3-2021 compared to Q3-2020. Production in Q3-2021 was 287,763 ounces of silver and 4,485,016 pounds of lead compared with 212,553 ounces of silver and 5,043,110 pounds of lead in Q3-2020, a year-over-year increase of over 35% silver and decrease of 11% lead, respectively. Silver production at the Galena Complex increased with July and August actual silver production averaging over 115,000 ounces per month with September silver production being lower due to processing of lower-grade silver ores. This improvement coincided with the refurbishment and purchase of underground mobile equipment, capital investments (machinery and development), and mine-wide rehabilitation, including the 5500 Level loading pocket, which allowed ore and waste to be skipped from this level. The Company also completed the purchase of a replacement hoist for the Galena hoist in Q3-2021 and is advancing engineering work to prepare for the installation. Further underground development improvements, additional equipment procurements, and an exploration drilling program designed to target high-grade extensions of historic veins below current workings will benefit the operation longer term by discovering additional high-grade silver resources further improving mining efficiency and lowering cash costs. During the Recapitalization Plan, the Company continues to exclude cost figures from its quarterly disclosure.

Fiscal 2021 is a transitional year at the Galena Complex however the operation has already benefited from the Recapitalization Plan with silver and lead production continuing to increase on a yearly and quarterly basis. The Company is targeting to increase production to a 2 million silver ounce per year plan by the end of 2022 and, assuming continued exploration success, the Company anticipates the operation will again reach peak historical annual production levels of approximately 5 million silver ounces per year in the longer term.

Galena Exploration Update

The Company has completed the Phase 1 drilling program as part of the Galena Complex Recapitalization Plan. The Company’s most recent mineral resource update, which was released in September 2021, increased proven and probable silver mineral reserve at the Galena Complex by 38% from 12.0 million silver ounces to 16.6 million silver ounces year-over-year on a 100% basis.  Measured and indicated silver mineral resource increased by 72% from 37.3 million silver ounces to 64.2 million silver ounces year-over-year on a 100% basis. Inferred silver mineral resource increased by 36% from 78.6 million silver ounces to 106.5 million silver ounces year-over-year on a 100% basis.

The Company’s latest consolidated mineral reserve and mineral resource statement can be found at: https://americas-gold.com/site/assets/files/5151/reserves20210908.pdf. The information contained on our website is not incorporated by reference herein and should not be considered part of this MD&A.

The Phase 2 drill program at the Galena Complex began in late August 2021. The initial focus is to test the recently discovered Silver Vein extension to 800 feet below the 5500 Level before year end. In addition, continued definition drilling from the 4900 Level to expand mineral reserves and increase mineral resources adjacent to current production areas is part of the Phase 2 plan. To date, the Silver Vein extension has been delineated to approximately 350 ft below the 5500 Level. Drilling will continue at depth until the end of 2021.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

As part of the 5500 Level Phase 1 drilling (completed in June 2021) targeting the Silver Vein extension, the Company also intersected the 220 Vein within close proximity to existing infrastructure. During the Phase 2 drilling plan, the Company is targeting where the Silver Vein extension and 220 Vein intersect and Company geologists believe both the width and grade increases at the intersection. A short drill program began in late October to test this area from the 5500 Level. The Company believes this high-grade area can be exploited in the near term and positively impact silver production. Mining of the Silver Vein extension will resume in late November 2021 and continue into 2022. This program is expected to increase silver production and profitability of the operation before the new hoist installation is completed in Q3-2022.

Drill highlights include the following:

●	5500 Level:
o	55-190:	1,707 g/t silver and 1.6% copper (1,873 g/t AgEq1) over 1.5 m2
o	55-193:	1,208 g/t silver and 1.4% copper (1,347 g/t AgEq) over 2.1 m
	including:	3,290 g/t silver and 3.0% copper (3,600 g/t AgEq) over 0.6 m
o	55-195:	1,456 g/t silver and 1.4% copper (1,603 g/t AgEq) over 1.7 m
o	55-197:	1,250 g/t silver and 1.4% copper (1,390 g/t AgEq) over 0.5 m
	and:	1,015 g/t silver and 1.2% copper (1,137 g/t AgEq) over 0.5 m
o	55-198:	1,560 g/t silver and 1.2% copper (1,573 g/t AgEq) over 1.6 m
	and:	1,073 g/t silver, 15.2% lead and 0.5% copper (1,674 g/t AgEq) over 3.5 m
o	55-222:	1,377 g/t silver and 1.6% copper (1,536 g/t AgEq) over 0.9 m
	and:	1,603 g/t silver and 1.6% copper (1,799 g/t AgEq) over 1.6 m
	and:	2,391 g/t silver and 2.2% copper (2,617 g/t AgEq) over 2.2 m
●	4900 Level:
o	49-556:	997 g/t silver, 0.9% copper and 0.3% lead (1,099 g/t AgEq) over 1.1 m
o	49-566:	393 g/t silver and 19.8% lead (1,109 g/t AgEq) over 0.6 m
	and:	1,184 g/t silver, 0.8% copper and 2.3% lead (1,351 g/t AgEq) over 1.2 m
	and:	413 g/t silver and 16.9% lead (1,030 g/t AgEq) over 3.9 m
o	49-590:	551 g/t silver and 18.5% lead (1,231 g/t AgEq) over 1.5 m
o	49-595:	508 g/t silver and 32.0% lead (1,663 g/t AgEq) over 0.9 m
	and:	333 g/t silver and 18.6% lead (1,005 g/t AgEq) over 6.6 m

1 AgEq for drilling results only were calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead and equivalent metallurgical recoveries were assumed for all metals (silver, lead and copper). Otherwise throughout this MD&A, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.
2 Meters represent “True Width” which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

A full table of the drill results can be found at:
https://americas-gold.com/site/assets/files/4297/dr20211104.pdf. The information contained on our website is not incorporated by reference herein and should not be considered part of this MD&A.

Cosalá Operations: COVID-19 and Illegal Blockade

In February 2020, the Company announced an illegal blockade had been put in place at the Cosalá Operations by a group of self-interested individuals including a small minority of the Company’s hourly workforce. As a result, the Cosalá Operations were put on care and maintenance pending the permanent removal of the blockade. Since that time, management has made all possible efforts with the affected workers and the Mexican government to remove the illegal blockade in a safe and timely manner. These efforts were prolonged by the temporary closure of Mexican government offices as Mexico continues to be significantly impacted by COVID-19.

From December 2020, a number of meetings and discussions took place between the Company and the senior members of the Mexican federal government at their request. As a result of these meetings, the Company agreed to a framework for regaining access towards a possible restart of the sustainable operations at the San Rafael mine in the near term.

On July 6, 2021, the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening at the Cosalá Operations. The agreement contemplates immediate right to possession of the property with joint inspections coordinated by the Ministry of Labour, so that the mine can restart operations in a safe and sustainable manner. The Company jointly inspected the facilities with the union representatives and Government Labour inspectors. Both the mine and the mill are in good condition for reopening. A restart plan has been developed by local management and reviewed by the corporate office. Mexican government inspectors from the Mexican Ministry of Labour have physically inspected the San Rafael mine and Los Braceros mill and reviewed the restart plans, which validated the existing safety conditions at the operations and put the Company in position to recall employees immediately. The Company began recalling its workers as of September 11, 2021 and commenced reopening the operation as of September 13, 2021 as the employees arrived on site. The Company has addressed over 95% of the recommendations from the Ministry of Labour report. Outstanding items are longer-term, caused by the 19-month illegal blockade, and administrative in nature.

Production from the San Rafael mine is expected to increase over the next month as the normal mining cycle is re-established. The Los Braceros processing plant will initially be fed with a combination of existing stockpiled ore and new production from the mine. The milling rate is expected to ramp-up in tandem with mine production with a goal of processing 1,800 tonnes per day. Including the mill stockpile and the broken ore in the San Rafael mine, the operation has over 20,000 tonnes of ore ready to be processed. Approximately 20 loads of existing concentrate were shipped in late October.

Initial production will focus on maximizing near-term free cash flow by mining high-grade zinc areas of the Main Zone which were fully developed prior to the illegal blockade. Over the course of the next six months, the mine will continue development into the Upper Zone, which carries silver grades approximately 5-6 times higher than the Main Zone. Mining the silver-rich areas of the Cosalá Operations is expected to significantly increase silver production to over 2.5 million ounces of silver per year.

In addition, the Company released its first sustainability report for the Cosalá Operations, “Working Towards Sustainability”, which highlights the Company’s commitment to the mining industry in Mexico and to the Cosalá community in Sinaloa.  The report accounts for the fulfillment of the Company’s labour commitments, the environmental, safety and economic impact in the community where the Cosalá Operations are located, which are in accordance with international business best practices. A summary of the key highlights and the full text of the Sustainability Report is available on the Company’s website3.

Relief Canyon Update

While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, the ramp-up at Relief Canyon was challenging since the first poured gold in February 2020. During this period, the Company and its consultants performed extensive analyses and implemented a number of procedural changes to address the start-up challenges typical of a heap leach operation.  As part of this analysis, the Company identified naturally occurring carbonaceous material within the Relief Canyon pit. The identification of this material was not recognized in the feasibility study.

3 The information contained on our website is not incorporated by reference herein and should not be considered part of this report.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

During the first phase of mining (Phase 1 of 5), several adverse impacts affected the operation including the onset of the COVID-19 pandemic and the failure of the Company’s radial stacker. During early operations, an unknown quantity of ore contaminated with carbonaceous material was crushed and stacked onto the leach pad resulting in lower-than-expected recovery of the placed gold ore. Following realization of this adverse material, the Company implemented additional measures to the ore control procedure to minimize the impact the carbonaceous material could have on leach pad performance. Additional efforts focussed on improving mining selectivity.

Phase 2 mining, which commenced in late Q4-2020, has demonstrated a more structurally complex area than initially interpreted, caused by additional faults and folds. Gold mineralization is strongly influenced by structural controls. The impact of the structural complexity, combined with the increased mining selectivity to reject carbonaceous material, decreased ore availability in YTD-2021.

As a result of these challenges, the Company began two small run-of-mine test pads in Q1-2021 to evaluate the possibility of simplifying the flowsheet by by-passing the crushing and conveying circuits. Results were encouraging and the operation transitioned to this method of ore placement to further demonstrate its applicability with haul trucks delivering the ore directly from the pit to the leach pad.

Additional improvements in the predictive ability of the resource model are progressing with incorporation of the latest geological detail from recent pit mapping as well as new data from an extensive re-assaying program of over 14,000 historic exploration pulp samples. Completion of this data compilation and analysis is targeted for early 2022. Management also initiated several metallurgical test work programs to investigate ore treatment options, including kerosene leaching, bioleaching, and carbon-in-leach processing among others with encouraging preliminary results while tests are ongoing. Further investigation is planned in the near term.

As a result of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million was taken during 2021, reducing the carrying value of the Relief Canyon mineral interest and plant and equipment. An additional reduction of $24.8 million was taken to inventory as a result of the decreased recovery expected from crushed gold ounces placed on the leach pad. As further test work is ongoing, future results may cause a reassessment of the remaining carrying value and cause a subsequent recovery or an increase to the impairment.

The Company is committed to continuing efforts to resolve the metallurgical challenges at Relief Canyon as noted above. However, the Company is in the process of reopening the Cosalá Operations and is currently prioritizing its capital resources to the restart. As a result of these capital allocation decisions, Relief Canyon has temporarily suspended mining operations as of August 13, 2021 with approval by the Board of Directors. The Company continues leaching operations and working to improve recovery and operations through an extensive audit of drilling, sampling, ore control, and modelling, implementing internal QA/QC programs, and metallurgy testing program on carbonaceous material. The most recent run-of-mine leach pad continues to leach gold and has recovered over 60% of gold placed on that pad to-date. These efforts are expected to continue into 2022. The Company will reassess the status of the operations as the results of these efforts (and others) become available and the results are assessed.

A record of decision for the Phase 2 Environmental Impact Study (“EIS”) was published by the Bureau of Land Management on October 4, 2021. The EIS will allow the Company to deepen the existing pit below the water table, expand the mining permit boundary, expand and add waste rock storage facilities, heap leach pads, process ponds, groundwater dewatering facilities, and groundwater re-infiltration facilities.

Consolidated Operations

Consolidated operating results from YTD-2021 were generally not comparable to YTD-2020 due to the illegal blockade at the Cosalá Operations, the Recapitalization Plan at the Galena Complex, and the temporary suspension of mining operations at Relief Canyon. Consolidated revenue increased by $3.6 million during Q3-2021 compared to Q3-2020 primarily due to increased silver production and realized lead prices at the Galena Complex during the period plus revenue from Relief Canyon with commercial production.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Other Items

On April 29, 2021, the Company issued a C$12.5 million secured convertible debenture to Royal Capital Management Corp. (“RoyCap”) due April 28, 2024 (the “2024 Convertible Debenture”) with interest payable at 8% per annum, repayable at the Company’s option prior to maturity subject to payment of a redemption premium, and convertible into common shares of the Company at the holder’s option at a conversion price of C$3.35. The 2024 Convertible Debenture is secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries. The net proceeds raised from the 2024 Convertible Debenture were used in connection with capital requirements relating to the reopening of the Cosalá Operations, repayment of shorter-term debt obligations, the ramp-up at Relief Canyon and for working capital purposes. During Q3-2021, the 2024 Convertible Debenture was reduced to C$11.9 million through partial retraction by RoyCap for C$0.6 million settled through issuance of approximately 0.5 million of the Company’s common shares. Following the end of Q3-2021, the 2024 Convertible Debenture was further reduced through the partial retraction by RoyCap for C$0.3 million settled through issuance of approximately 0.3 million of the Company’s common shares.

On November 12, 2021, the Company amended its existing 2024 Convertible Debenture by increasing the principal balance by C$6.3 million to a total outstanding principal of C$17.9 million, in addition to amending its conversion price of C$3.35 to C$1.48 (based on a 35% premium to the 5-day VWAP at the time the increase to the principal amount was originally discussed), and the terms to its Retraction Option from a retraction of $0.3 million CAD cumulative per month to a retraction of $0.45 million CAD cumulative per month. All other material terms of the 2024 Convertible Debenture remain unchanged. The net proceeds raised will be used for the previously-stated purposes relating to the reopening of the Cosalá Operations and working capital purposes. The effectiveness of the amendments and the listing of the shares issuable upon conversion are subject to the approval of the TSX.

On May 17, 2021, the Company announced it had entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co. LLC, acting as the lead agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program for aggregate gross proceeds to the Company of up to $50.0 million. During the YTD-2021, the Company sold approximately 18.9 million common shares pursuant to the ATM Agreement with an average price per common share of approximately $1.28 for gross proceeds of approximately $24.1 million. As of November 15, 2021, it has sold approximately 26.9 million common shares pursuant to the ATM Agreement with an average price per common share of approximately $1.16 for gross proceeds of approximately $31.2 million.

On October 21, 2021, the Company closed a non-brokered private placement with Sandstorm Gold Ltd. (“Sandstorm”) for gross proceeds of $2.5 million through issuance of approximately 3.3 million of the Company’s common shares priced at approximately C$0.94 per share. The proceeds will be used for general corporate purposes including the reopening of the Cosalá Operations and Recapitalization Plan.

In July 2021, the Company has been served with a statement of claim that was filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer (the “Action”). Pursuant to the Action, the representative plaintiff seeks damages of C$130 million in relation to the Company’s public disclosure concerning its Relief Canyon mine. Although no assurance can be given with respect to the ultimate outcome, the Company believes that the complaint against it is unfounded and without merit, and it intends to vigorously defend the proceeding.

Consolidated Results and Developments

Consolidated operating results from YTD-2021 were generally not comparable to YTD-2020 due to the illegal blockade at the Cosalá Operations, the suspension of certain operating metrics for the Galena Complex until the Recapitalization Plan is substantially completed, and the temporary suspension of mining operations at Relief Canyon. Specifically, the Cosalá Operations had no production since the illegal blockade and was put on care and maintenance at the end of January 2020 in response to the illegal blockade. The consolidated silver and silver equivalent production during Q3-2021 increased by approximately 37% and 62%, respectively, compared to Q3-2020.

Revenue increased by $3.6 million or 48% from $7.3 million during Q3-2020 to $10.9 million during Q3-2021. The increase was primarily due to increase in the Company’s share of silver and lead revenue at the Galena Complex from increased silver production and realized lead prices during the period, plus revenue from Relief Canyon following the declaration of commercial production and continuing leaching operations in Q3-2021. Net loss was $18.6 million for Q3-2021, an increase of $12.4 million from Q3-2020. The increase in net loss was also attributable to higher cost of sales, higher depletion and amortization, higher care and maintenance costs, and higher corporate and general administrative expenses, offset in part by higher net revenue. With the temporary suspension of mining at Relief Canyon, the Company has significantly reduced the monthly spend at the mine moving forward that contributed to the quarterly loss. These variances are further discussed in the following sections.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

The realized silver price decreased by 2% from Q3-2020 to Q3-2021 with realized lead prices increasing by 21% during the same period. Realized silver prices of $24.16/oz. and $25.44/oz. for Q3-2021 and YTD-2021, respectively (Q3-2020 – $24.63/oz. and YTD-2020 – $19.10/oz.) is comparable to the average London silver spot price of $24.36/oz. and $25.78/oz. for Q3-2021 and YTD-2021, respectively (Q3-2020 – $24.39/oz. and YTD-2020 – $19.22/oz.). Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges.

Galena Complex

	Q3-2021	Q3-2020	2021 YTD	2020 YTD
Tonnes Milled	30,234	31,827	90,941	93,195
Silver Grade (g/t)	304	216	272	221
Lead Grade (%)	7.19	7.80	7.41	7.00
Silver Recovery (%)	97.4	96.0	96.8	96.0
Lead Recovery (%)	93.5	92.2	93.2	92.3
Silver Produced (oz)	287,763	212,553	770,003	635,356
Lead Produced (lbs)	4,485,016	5,043,110	13,851,123	13,265,849
Total Gold Equivalent Produced (oz)[1]	3,887	2,739	10,871	7,023
Total Silver Equivalent Produced (oz)[2]	479,559	389,217	1,294,310	1,207,722
Silver Sold (oz)	296,528	206,573	803,940	633,540
Lead Sold (lbs)	4,583,415	4,873,392	14,529,976	13,150,275

[1]
Throughout this MD&A, gold equivalent production was calculated based on gold and silver production at average gold spot prices and average silver realized prices during each respective period and excludes base metal production.

[2]
Throughout this MD&A, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.

The Company announced a strategic joint venture agreement with Sprott in September 2019 to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years. The strategic 60/40 joint venture has allowed the Company to take positive action: to advance development, modernize infrastructure, purchase new mining equipment and exploration to define and expand silver resources. The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed.

Relief Canyon

During YTD-2021, Relief Canyon mined 583,804 tonnes of ore, stacked 598,323 tonnes of ore, and produced 4,570 gold equivalent ounces or 330,603 silver equivalent ounces, subsequent to the Company’s commercial production declaration at Relief Canyon effective January 11, 2021. Gold production was 4,439 ounces and silver production was 9,273 ounces with 4,428 ounces of gold and 9,936 ounces of silver sold. As a result of consolidated capital allocation decisions, Relief Canyon has temporarily suspended mining operations as of August 13, 2021, with the approval by the Board of Directors, while it continues leaching operations and ongoing metallurgical test work.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Cosalá Operations

In February 2020, the Company announced an illegal blockade was put in place at the Cosalá Operations by a group of individuals including a small minority of the Company’s hourly workforce. As a result, the Cosalá Operations were put on care and maintenance, however, the Company signed an agreement on July 6, 2021 with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening of the Cosalá Operations. The Company began recalling its workers and commenced reopening the operation in September 2021 as the employees arrived on site. San Rafael mine and Los Braceros mill are expected to ramp-up to full production of approximately 1,800 tonnes per day next month. Concentrate shipments have resumed with a return to revenue and cash flow generation expected later in Q4-2021. Disclosure of comparable operational metrics to the first quarter of 2020 are not relevant consequently. See “Recent Developments and Operational Discussion – Cosalá Operations: COVID-19 and Illegal Blockade” for further information.

Guidance

The Company did not provide guidance for 2021 as a result of continuing work on the Recapitalization Plan at the Galena Complex, the temporary mining suspension at Relief Canyon, and the illegal blockade at the Cosalá Operations.

Results of Operations

Analysis of the three months ended September 30, 2021 vs. the three months ended September 30, 2020

The Company recorded a net loss of $18.6 million for the three months ended September 30, 2021 compared to a net loss of $6.2 million for the three months ended September 30, 2020. The increase in net loss was primarily attributable to higher cost of sales ($8.8 million), higher depletion and amortization ($2.5 million), higher care and maintenance costs ($3.3 million), and higher corporate and general administrative expenses ($1.3 million), offset in part by higher net revenue ($3.6 million), each of which are described in more detail below.

Revenue increased by $3.6 million from $7.3 million for the three months ended September 30, 2020 to $10.9 million for the three months ended September 30, 2021. The increase was primarily due to an $2.3 million increase in silver and lead revenue at the Galena Complex from increased silver production and realized lead prices during the period, plus $1.5 million in revenue from Relief Canyon after commercial production was declared in January 2021.

Cost of sales increased by $8.8 million from $7.2 million for the three months ended September 30, 2020 to $16.0 million for the three months ended September 30, 2021 mainly as a result of valuation adjustments consisting of $4.6 million write-down to net realizable value of inventories at Relief Canyon to adjust to most recent spot prices, in addition to cost of sales of $3.3 million incurred from Relief Canyon during the partial period in the quarter prior to the suspension of mining operations.

Depletion and amortization increased by $2.5 million from $1.8 million for the three months ended September 30, 2020 to $4.3 million for the three months ended September 30, 2021. The increase was due to $2.0 million in depletion and amortization from Relief Canyon with commercial production declared in January 2021, plus a $0.6 million increase from the Galena Complex due to increased production. The increase was offset by a $0.1 million decrease from the Cosalá Operations due to the illegal blockade halting mining and processing operations beginning late January 2020.

Care and maintenance costs increased by $3.3 million as the Cosalá Operations were determined to be on care and maintenance since the end of January 2020 in addition to $2.4 million of care and maintenance costs incurred from Relief Canyon subsequent to temporarily suspending mining suspension in mid August 2021.

Corporate general and administrative expenses increased by $1.3 million mainly due to increase in share-based compensation from issuance of stock options and increase in professional fees during the period.

Analysis of the nine months ended September 30, 2021 vs. the nine months ended September 30, 2020
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

The Company recorded a net loss of $128.2 million for the nine months ended September 30, 2021 compared to a net loss of $21.0 million for the nine months ended September 30, 2020. The increase in net loss was primarily attributable to impairment to property, plant and equipment ($56.0 million), higher cost of sales ($45.7 million), higher depletion and amortization ($5.7 million), higher care and maintenance costs ($5.0 million), higher corporate and general administrative expenses ($2.0 million), and higher interest and financing expense ($2.4 million), offset in part by higher net revenue ($11.4 million), each of which are described in more detail below.

Revenue increased by $11.4 million from $19.2 million for the nine months ended September 30, 2020 to $30.6 million for the nine months ended September 30, 2021. The increase was primarily due to an $9.3 million increase in silver and lead revenue at the Galena Complex from increased production and realized metal prices during the period, plus $3.4 million in revenue from Relief Canyon after commercial production was declared in January 2021. The increase was offset by a $1.4 million decrease in revenues from the Cosalá Operations due to the illegal blockade temporarily halting mining and processing operations.

Cost of sales increased by $45.7 million from $24.5 million for the nine months ended September 30, 2020 to $70.2 million for the nine months ended September 30, 2021 mainly as a result of valuation adjustments of $39.6 million consisting of $14.8 million write-down to net realizable value of inventories to adjust to most recent spot prices, and $24.8 million write-down from lowered expected gold recoveries of existing ore on leach pads, in addition to cost of sales of $7.4 million incurred from Relief Canyon during the period subsequent to declaring commercial production in January 2021.

Depletion and amortization increased by $5.7 million from $5.9 million for the nine months ended September 30, 2020 to $11.6 million for the nine months ended September 30, 2021. The increase was due to $5.5 million in depletion and amortization from Relief Canyon with commercial production declared in January 2021, plus a $1.2 million increase from the Galena Complex due to increased production. The increase was offset by a $0.9 million decrease from the Cosalá Operations due to the illegal blockade temporarily halting mining and processing operations.

Care and maintenance costs increased by $5.0 million as the Cosalá Operations were determined to be on care and maintenance since the end of January 2020 as the majority of the ongoing carrying costs have been classified as care and maintenance costs as opposed to cost of sales while the illegal blockade continues to be in place, in addition to $2.4 million of care and maintenance costs incurred from Relief Canyon subsequent to temporarily suspending mining suspension in mid August 2021.

Corporate general and administrative expenses increased by $2.0 million mainly due to increase in share-based compensation from issuance of stock options and increase in professional fees during the period.

Interest and financing expense increased by $2.4 million mainly due to borrowing costs being capitalized as development costs instead of being expensed to interest and financing expense prior to commercial production of Relief Canyon declared in January 2021.

Impairment to property, plant and equipment of $56.0 million was recorded during the nine months ended September 30, 2021 mainly as a result of changes to Relief Canyon’s expected gold production, impairing the recovery of its net asset carrying amount.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with September 30, 2021.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2021 [1]	2021 [1]	2021 [1]	2020 [1]	2020 [1]	2020 [1]	2020 [1]	2019 [1]
Revenues ($ M)	$10.9	$9.5	$10.2	$8.7	$7.3	$4.6	$7.3	$13.1
Net Loss ($ M)	(18.6)	(17.8)	(91.8)	(9.0)	(6.2)	(10.8)	(4.1)	(14.6)
Comprehensive Loss ($ M)	(19.1)	(18.7)	(87.1)	(9.6)	(5.7)	(10.8)	(7.1)	(15.0)

Silver Produced (oz)	-	-	-	-	-	-	39,117	124,678
Zinc Produced (lbs)	-	-	-	-	-	-	3,221,744	10,796,517
Lead Produced (lbs)	-	-	-	-	-	-	1,203,720	3,977,258
Cost of Sales/Ag Eq Oz Produced ($/oz)	-	-	-	-	-	-	$7.19	$7.11
Cash Cost/Ag Oz Produced ($/oz)[2]	-	-	-	-	-	-	$(11.32)	$(9.20)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	-	-	-	-	-	-	$(0.83)	$1.05

Current Assets (qtr. end) ($ M)	$28.3	$29.4	$27.7	$20.1	$36.0	$28.4	$26.9	$34.9
Current Liabilities (qtr. end) ($ M)	38.2	39.0	27.9	39.0	34.6	34.1	34.4	34.8
Working Capital (qtr. end) ($ M)	(9.9)	(9.6)	(0.2)	(18.9)	1.4	(5.7)	(7.5)	0.1

Total Assets (qtr. end) ($ M)	$205.5	$207.7	$207.0	$284.8	$279.6	$258.1	$242.6	$231.0
Total Liabilities (qtr. end) ($ M)	80.8	83.3	73.8	103.6	96.4	98.0	94.3	92.0
Total Equity (qtr. end) ($ M)	124.7	124.4	133.2	181.2	183.2	160.1	148.3	139.0

[1]
Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan, and are nil after Q1-2020 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

The change in cash since December 31, 2020 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2020	$4.7
Cash used in operations	(20.6)
Expenditures on property, plant and equipment	(9.0)
Relief Canyon development costs	(1.4)
Repayments to Glencore pre-payment facility	(0.7)
Lease payments	(2.4)
Financing from RoyCap convertible debenture	9.9
At-the-market offering	23.2
Bought deal public offering	25.0
Loan payable	(6.1)
Proceeds from exercise of options	0.2
Contribution from non-controlling interests	0.2
Decrease in trade and other receivables	0.1
Change in inventories	(20.5)
Change in prepaid expenses	(0.6)
Change in trade and other payables	0.4
Change in foreign exchange rates	0.1
Closing cash balance as at September 30, 2021	$2.5

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

The Company’s cash balance decreased from $4.7 million to $2.5 million with a working capital deficit of $9.9 million mainly due to cash used in operations, development costs at Relief Canyon, expenditures of property, plant and equipment at the Galena Complex, lease payments, and repayments on the outstanding Glencore pre-payment facility and Macquarie loan payable. This decrease was offset by net proceeds received from the January bought deal public offering, financing from the 2024 Convertible Debenture, and the May at-the-market offering. Current liabilities as at September 30, 2021 were $38.2 million which is $0.8 million lower than at December 31, 2020, principally due to a decrease in trade and other payables, and a decrease in convertible debenture derivative liability.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast significant doubt upon the going concern assumption, including gold production and related positive cash flows at the Relief Canyon Mine, timing of the restart of mining at the Cosalá Operations, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company’s cash flow is dependent upon its ability to achieve profitable operations, to continue to progress to obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Despite significant recent increases in the market price of gold and silver, several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, the ongoing progress towards sustaining gold production, mining rates, leaching operations and recovery at Relief Canyon, the timing of the restart of the Cosalá Operations, the Galena Complex Recapitalization Plan, and COVID-19. At September 30, 2021, the Company does not have sufficient liquidity on hand to fund its expected operations for the next twelve months and will require further financing to meet its financial obligations and execute on its planned operations. The Company raised gross proceeds of C$12.5 million on April 28, 2021 in connection with the issuance of the 2024 Convertible Debenture and commenced a U.S. only at-the-market equity offering of up to $50 million on the NYSE American in May 2021 with gross proceeds of approximately $17.7 million raised Q3-2021 and $24.1 million raised YTD-2021. In the longer term, as the Cosalá Operations are restarted and attain full production, the Galena Complex is optimized, and the outlook for gold, silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations. However, additional impairments to the carrying value of the Company’s mining interests and property and equipment may also be required if sustainable production levels at the Relief Canyon Mine with positive results from ongoing metallurgical testing and re-assaying program, and the restart of production at the Cosalá Operations are not achieved in the near term or if both precious and base metal prices decrease from their current levels.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

On May 11, 2020, the Company received approximately $4.5 million in loan through the Paycheck Protection Program from the U.S. CARES Act to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. The Company applied for forgiveness under the Act during Q2-2021 and expects to receive notification before the end of Q4-2021.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see note 16 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2020). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.0 million per year for each of the next 5 years, with approximately $1.3 million funded during fiscal 2021 (as of November 15, 2021). Effects from COVID-19 adds significant volatility to market conditions and changes in discount rates which may impact long term annual funding requirements.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q3-2021 and adjusted by approximately $3.0 million as a result of significant market fluctuations from the recent market recovery and increasing of interest rates by central banks and governments globally. The Company expects to review the pension valuation quarterly should the effects to the economy from the pandemic continue.

On March 11, 2021, the American Rescue Plan Act of 2021 was passed with changes to pension funding requirements applicable to the Company’s defined benefit pension plans. Possible relief on future funding requirements is currently being assessed by the Company’s actuaries.

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates, including doré bars, to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties and in the case of Relief Canyon, the temporary suspension of mining operations to prioritize capital allocation to the restart of the Cosalá Operations. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $10.4 million during the nine months ended September 30, 2021 (2020: $52.3 million), of which $1.4 million was spent towards the achievement of commercial production at Relief Canyon, drilling, and development costs, while $9.0 million was spent on purchase of property, plant and equipment.

The following table sets out the Company’s contractual obligations as of September 30, 2021:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$20,995	$20,995	$-	$-	$-
Glencore pre-payment facility	2,112	2,112	-	-	-
Promissory note	5,000	5,000	-	-	-
Interest on promissory note	247	247	-	-	-
RoyCap convertible debenture	9,340	-	9,340	-	-
Interest on RoyCap convertible debenture	1,926	747	1,179	-	-
Government loan	4,499	4,499	-	-	-
Projected pension contributions	4,248	858	1,859	1,423	108
Decommissioning provision	9,926	-	-	-	9,926
Other long-term liabilities	2,165	-	1,578	13	574
Total	$60,458	$34,458	$13,956	$1,436	$10,608

1 – Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 18 of the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021.

2 – Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the nine months ended September 30, 2021.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 29, 2021 or the Company’s MD&A for the year ended December 31, 2020 dated March 22, 2021. Any of these risk elements could have material adverse effects on the business of the Company. See note 26 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2020 and note 18 – Financial risk management of the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021 and 2020.

The Company’s production estimates may not be achieved as mining and exploration activities and future mining operations are, and will be, subject to operational risks and hazards inherent in the mining industry.

The Company currently has three production-level mines: Relief Canyon in Nevada, U.S.A., the Galena Complex in Idaho, U.S.A. and the Cosalá Operations in Sinaloa, Mexico. Relief Canyon, where mining is temporarily suspended, was acquired by the Company in April 2019 in connection with the Pershing Gold Transaction , the Galena Complex is currently undergoing a Recapitalization Plan that commenced in October 2019 and the Cosalá Operations where the Company began recalling its workers as of September 11, 2021 and commenced reopening the operation as of September 13, 2021 and expects to be returned to full capacity by the end of Q4-2021 following the Company entering into an agreement on July 6, 2021 with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening of the Cosalá Operations and the return to full uninterrupted operations. No assurance can be given that the intended or expected production estimates will be achieved by the Company’s operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on the Company’s future cash flows, financial performance and financial position. Production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from its estimates for a variety of other reasons, including:

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

●	actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;
●	short‐term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
●	mine failures, slope and underground rock failures or equipment failures;
●	industrial accidents;
●	natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes;
●	issues relating to the COVID-19 pandemic or other pandemics or national or global health crises;
●	encountering unusual or unexpected geological conditions;
●	changes in power costs and potential power shortages;
●	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
●	labour shortages or strikes or other related interruptions to normal operations;
●	acts of terrorism, civil disobedience and protests; and
●	restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing production to cease. Each of these factors also applies to sites not yet in production and to operations that are to be expanded. It is not unusual in new mining operations to experience unexpected problems during the start-up or ramp-up phases to full production and operations. Depending on the price of gold, silver or other metals, it may be determined to be impractical to commence or, if commenced, to continue commercial production at a particular site.

Production at Relief Canyon is currently temporarily suspended. While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, the ramp-up at Relief Canyon was challenging since the first poured gold in February 2020. During this period, the Company and its consultants performed extensive analyses and implemented a number of procedural changes to address the start-up challenges typical of a heap leach operation.  As part of this analysis, the Company identified naturally occurring carbonaceous material within the Relief Canyon pit. The identification of this material was not recognized in the feasibility study. During the first phase of mining (Phase 1 of 5), several adverse impacts affected the operation including the onset of the COVID-19 pandemic and the failure of the Company's radical stacker. Offsetting these challenges was the definition of the gold mineralized zones through blasthole sampling which reconciled reasonably to the block model. However, during Phase 1, an unknown quantity of thecarbonaceous material was crushed, stacked, and disseminated onto the leach pad resulting in lower than expected recovery of the placed gold ore.

Following realization of this adverse material, the Company developed and implemented a more comprehensive ore control procedure to minimize the impact the carbonaceous material could have on leach pad performance.  Additional efforts focused on improving mining selectivity including the use of a hydraulic excavator operating on split (10 foot) benches when required. Phase 2 mining, which commenced in late Q4-2020/early Q1-2021, demonstrated a more structurally complex area than initially interpreted, caused by additional faults and folds. Gold mineralization is strongly influenced by structural controls. The impact of the structural complexity, combined with the increased mining selectivity to reject carbonaceous material, decreased ore availability in Q1-2021 and into Q2-2021. As a result of these challenges, the Company began two small run-of-mine test pads in Q1-2021 to evaluate the possibility of simplifying the flowsheet by by-passing the crushing and conveying circuits. Results were encouraging and the operation transitioned to this method of ore placement to further demonstrate its applicability with haul trucks delivering the ore directly from the pit to the leach pad.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Additional improvements of the resource model are progressing with incorporation of the latest geological detail from recent pit mapping as well as new data from an extensive re-assaying program of over 10,000 historic exploration pulp samples. Completion of this data compilation and analysis is targeted for early 2022.

As a result of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million has been taken in during 2021, reducing the carrying value of the Relief Canyon mineral interest and plant and equipment. An additional reduction of $23.0 million was taken to inventory as a result of the decreased recovery expected from crushed gold ounces placed on the leach pad. As further test work is ongoing, future results may cause a reassessment of the remaining carrying value and cause a subsequent recovery or an increase to the impairment.

The Company is committed to continuing efforts to resolve these metallurgical challenges at Relief Canyon as noted above. However, the Company is in the process of reopening the Cosalá Operations and is currently prioritizing its capital resources to the restart. As a result of these capital allocation decisions, Relief Canyon has temporarily suspended mining operations as of August 13, 2021. During this time, the Company will continue leaching operations and working to improve recovery and operations through an extensive audit of drilling, sampling, ore control, and modelling, implementing internal QA/QC programs, and metallurgy testing program on carbonaceous material. The suspension on mining operations may be extended, in full or in part, while the Company completes its assessment.

There can be no assurance that significant costs will not be required in the near future in order to achieve full production capacity, the expected timing and/or results of the conclusions of the data compilation and analysis, the Company’s ability to improve the operational and financial performance of its assets or that the Company will be profitable or realize net cash flows in the future, or that if it is profitable or realizes net cash flows, that it will continue to do so in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as costs increase for the personnel, contract mining, consumables, equipment and consultants associated with advancing its exploration, development and production activities. In addition, there can be no assurance that the Company’s estimates and expectations regarding the number of ounces of gold stacked on the leach pad or regarding the ultimate recoverability and monetization of such ounces will prove to be correct in the near term or at all.

Risks Related to the Resumption of Operations and Ramp-up to Full Production

The re-opening and resumption of mining and processing operations at the Cosalá Operations, including expected production levels and ramp-up to full production at the Cosalá Operations will be subject to a number of inherent risks. It is not unusual in the mining industry for the restart of mining operations to experience unexpected problems during the early stages of the restart and ramp-up to full production, including failure of equipment, machinery, or other processes to perform as designed or intended, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated, including capital costs required in connection with the resumption of mining and processing operations at the Cosalá Operations. Further, the Cosalá Operations were subject to an illegal blockade which began in February 2020 and continued until while the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening at the Cosalá Operations. The agreement contemplates immediate right to possession of the property with joint inspections coordinated by the Ministry of Labour, so that the mine can restart operations in a safe and sustainable manner. The Company began recalling its workers as of September 11, 2021 and commenced reopening the operation as of September 13, 2021 as the employees arrived on site. The Company has addressed over 95% of the recommendations from the Ministry of Labour report. Outstanding items are longer-term, caused by the 19-month illegal blockade, and administrative. However, there can be no assurances that the that the Company will receive and continue to receive the level of support from the Mexican government with respect to the long-term stability of the Cosalá Operations or the ability to maintain such support in the near- and long-term. As a result, Company may experience further labour disputes, work stoppages, illegal blockades or other disruptions in production that could materially adversely affect its operations and results. We believe that the Company’s continuing efforts to build lasting and constructive relationships with the Mexican government, host communities, its workforce and key stakeholders ,and the significant local economic development initiatives the Company supports both directly and indirectly, will result in maintaining and building trust with local communities and more local citizens benefiting economically which will continue  to  support our Cosalá Operations and the return to production, including ramp-up to full production. However, there is no assurance that the Company’s efforts will effectively mitigate such risk.  In addition, estimated mineral reserves and mineral resources and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that the Cosalá Operations may encounter or continue to encounter problems or be subject to delays or suspensions during the early stages of the restart of mining operations and the Company’s efforts to ramp-up production at Cosalá Operations to expected full production, which may or have other material adverse consequences for the Company, including its operating results, cash flow and financial condition.

Risks Related to Relief Canyon’s Early Years of Production

The Company temporarily suspended mining operations at Relief Canyon on August 13, 2021, and needs to assess and determine when such mining operations will be resumed. The Company has continued leaching operations and ongoing metallurgical test work at Relief Canyon during the temporary suspension of mining operations. The first few years of production from the Relief Canyon Mine will be subject to a number of inherent risks. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the early stages of the production phase and ramp-up to full production, including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, estimated mineral reserves and mineral resources and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that Relief Canyon may encounter or continue to encounter problems or be subject to delays or suspensions during the early stages of the production phase and the Company’s efforts to ramp-up production at Relief Canyon to expected full production, which may or have other material adverse consequences for the Company, including its operating results, cash flow and financial condition.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves and mineral resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves and mineral resources. Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. Accordingly, such mineral resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of mineral resources, mineral reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves and mineral resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. At the end of the first quarter of 2021, a total impairment of $55.6 million was recorded in relation to Relief Canyon as a result of changes to Relief Canyon’s expected gold production. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in the Company’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as precious metals prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

The Company’s condensed interim consolidated financial statements for the three months ended September 30, 2021 and 2020 contain going concern disclosure.

The Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020 contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. These circumstances cast substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

There is no certainty regarding the net proceeds to the Company from the ATM Offering.

There is no certainty that the full $50,000,000 will be raised under the ATM Offering. Under any offering the agents have agreed to use commercially reasonable efforts to sell the securities when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the agent or agents are not obligated to purchase any securities that are not sold. As a result, such offering is expected to be made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

The following are future changes in accounting policies not yet effective as at September 30, 2021:

(i)            Property, plant and equipment

Amendments to IAS 16 - Property, Plant and Equipment – Proceeds before Intended Use - The standard is amended to prohibit deducting from the cost of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the Company recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendments apply retrospectively only to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company is assessing the impact of the amendments on the consolidated financial statements and will not be adopting the amendments early.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at September 30, 2021, the Company does not have any non-hedge foreign exchange or commodity forward contracts outstanding.

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at September 30, 2021, there were 152,659,139 common shares and nil preferred shares issued and outstanding.

As at November 15, 2021, there were 164,387,059 common shares and nil preferred shares issued and outstanding, and 12,578,957 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 4,018,029.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at September 30, 2021, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended September 30, 2021, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Technical Information

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The scientific and technical information relating to mineral reserves contained herein has been reviewed and approved by Shawn Wilson, Vice-President, Technical Services of the Company. The scientific and technical information relating to mineral resources and exploration contained herein has been reviewed and approved by Niel de Bruin, Director of Geology of the Company.   Each of Messrs. Dell, Wilson, and de Bruin are "qualified persons" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and nine months ended September 30, 2021

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

Reconciliation of non-IFRS measures omitted as the none were reported for the three and nine months ended September 30, 2021.

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